Sub-Item 77I

Terms of new or amended securities

Dreyfus PREMIER SHORT-INTERMEDIATE Municipal Bond Fund

DREYFUS SHORT-INTERMEDIATE MUNICIPAL BOND FUND

The Board of Trustees of Dreyfus Short-Intermediate Municipal Bond Fund, a series of Dreyfus Premier Short-Intermediate Municipal Bond Fund (the "Fund"), approved amendments to the plan adopted by the Fund pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended.  The amendments, effective October 1, 2014, provide that shares of Class A, Class D, Class I or Class Y of the Fund may be converted into shares of another class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new class of shares of the Fund.  Shares subject to a contingent deferred sales charge at the time of the requested conversion are not eligible for conversion.

DREYFUS PREMIER SHORT-INTERMEDIATE MUNICIPAL BOND FUND
(Dreyfus Short-Intermediate Municipal Bond Fund)

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

Dreyfus Premier Short-Intermediate Municipal Bond Fund (the "Trust"), on behalf of Dreyfus Short-Intermediate Municipal Bond Fund (the "Fund"), desires to offer multiple classes, and the Trust's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.                  Class Designation:  Fund shares shall be divided into Class A, Class D, Class I and Class Y.

2.                  Differences in Services:  The services offered to shareholders of each Class shall be substantially the same, except that Right of Accumulation and Letter of Intent shall be available only to holders of Class A shares, Checkwriting services shall be available only to holders of Class A and Class D shares and Dreyfus Express® services shall be available only to holders of Class D shares.  Dreyfus Automatic Asset Builder®, Dreyfus Payroll Savings Plan, Dreyfus Government Direct Deposit, Dreyfus Dividend Sweep, Dreyfus Auto-Exchange Privilege and Dreyfus Automatic Withdrawal Plan are not available for Class Y shares.

3.                  Differences in Distribution Arrangements:  Class A shares are designed primarily for investors who are investing through a third party, such as a bank, broker-dealer or financial adviser.  Class D shares are designed primarily for investors who are investing directly with the Fund through the Fund's Distributor or other entities that have entered into agreements with the Distributor to sell such shares.  Class I and Class Y shares are available only to limited types of investors, described below.

Class A shares shall be offered with a front-end sales charge, as such term is defined under the Conduct Rules of the Financial Industry Regulatory Authority (the "FINRA Conduct Rules"), and a deferred sales charge (a "CDSC"), as such term is defined under the FINRA Conduct Rules, may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.  The amount of the sales charge and the amount of and provisions relating to the CDSC pertaining to the Class A shares are set forth on Schedule A hereto.  Class A shares also shall be subject to a Shareholder Services Plan as set forth on Schedule A hereto.

Class D shares shall be offered at net asset value and shall be subject to an annual distribution and service fee under a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act.  The amount of the fees under the Service Plan are set forth on Schedule B hereto.

Class I shares shall be offered at net asset value only to (i) bank trust departments, trust companies and insurance companies that have entered into agreements with the Fund's Distributor to offer Class I shares to their clients, (ii) law firms or attorneys acting as trustees or executors/administrators, (iii) foundations and endowments that make an initial investment in the Fund of at least $1 million, (iv) advisory fee-based accounts offered through financial intermediaries who, depending on the structure of the selected advisory platform, make Class I shares available, (v) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation approved by The Dreyfus Corporation, and (vi) unaffiliated investment companies approved by the Fund's Distributor.

Class Y shares shall be offered at net asset value only to (i) institutional investors, acting for themselves or on behalf of their clients, that have entered into an agreement with the Fund's Distributor, and, except as otherwise may be approved by The Dreyfus Corporation with respect to certain retirement plans, that make an initial investment in Class Y shares of the Fund of at least $1 million, (ii) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation, provided that such clients are approved by The Dreyfus Corporation and make an initial investment in Class Y shares of the Fund of at least $1 million, and (iii)certain funds in the Dreyfus Family of Funds and series of BNY Mellon Funds Trust.

4.                  Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Distribution Plan, Shareholder Services Plan and/or Service Plan; (b) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; (c) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; and (e) fees and expenses of administration that are identified and approved by the Trust's Board as being attributable to a specific Class.

5.                  Conversion Features:  No Class shall be subject to any automatic conversion feature.  Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund.  Shares subject to a CDSC or a redemption fee at the time of the requested conversion shall not be eligible for conversion.

6.                  Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:  October 10, 2002

Amended as of:  October 1, 2014

SCHEDULE A

Front-End Sales Charge—Class A Shares—The public offering price for Class A shares shall be the net asset value per share of Class A plus a sales load as shown below:

	Total Sales Load
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share
Less than $100,000...................................................	2.50	2.60
$100,000 to less than $250,000.................................	2.00	2.10
$250,000 to less than $500,000.................................	1.50	1.50
$500,000 to less than $1,000,000..............................	1.00	1.00
$1,000,000 or more...................................................	-0-	-0-

Contingent Deferred Sales Charge—Class A Shares—A CDSC of 1.00% shall be assessed, except as set forth below, at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase.  No CDSC shall be imposed to the extent that the net asset value of the Class A shares redeemed does not exceed (i) the current net asset value of Class A shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of the shareholder's Class A shares above the dollar amount of all payments for the purchase of Class A shares of the Fund held by such shareholder at the time of redemption.  Letter of Intent and Right of Accumulation shall apply to purchases of Class A shares subject to a CDSC.

If the aggregate value of the Class A shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

In determining whether a CDSC is applicable to a redemption, the calculation shall be made in a manner that results in the lowest possible rate.  Therefore, it shall be assumed that the redemption is made first of amounts representing Class A shares of the Fund acquired pursuant to the reinvestment of Fund dividends and distributions; then of amounts representing the increase in net asset value of Class A shares above the total amount of payments for the purchase of Class A shares made during the preceding year; and finally, of amounts representing the cost of Class A shares held for the longest period of time.

Waiver of CDSC—The CDSC shall be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to any systematic withdrawal plan as described in the Fund's prospectus.  Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver shall have the CDSC waived as provided in the Fund's prospectus at the time of the purchase of such shares.

Amount of Shareholder Services Plan Fees—Class A Shares—.25 of 1% of the value of the average daily net assets of Class A.

SCHEDULE B

Amount of Service Plan Fees—Class D Shares—.10 of 1% of the value of average daily net assets of Class D.